Exhibit 99.2

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

12 November 2003

Notification has been received today that as at the close of business on 10 November 2003, HBOS plc and its subsidiaries had an interest in 9,296,668 A shares representing 3.006% of the issued A share capital of the Company as detailed below:

Registered Holder:	Fund:	No of shares	% held
Chase Nominees a/c CMIG	2343	87,000	0.028%
Chase Nominees a/c CMIG	2314	555,047	0.179%
Chase Nominees a/c CMIG	2304	2,646,203	0.856%
Chase Nominees Ltd	WP	2,478,930	0.801%
HSBC Global Custody Nominees (UK) Ltd a/c 821561	SJP RF03	90,111	0.029%
HSBC Global Custody Nominees (UK) Ltd a/c 823770	SJP RF62	670,000	0.217%
HSBC Global Custody Nominees (UK) Ltd a/c 823861	SJP RF59	100,000	0.032%
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	32,388	0.010%
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	112,888	0.036%
HSBC Global Custody Nominees (UK) Ltd a/c 823496	SJP RF79	675,000	0.218%
HSBC Global Custody Nominees (UK) Ltd a/c 823575	SJP RF82	291,111	0.094%
HSBC Global Custody Nominees (UK) Ltd a/c 823587	SJP RF91	206,111	0.067%
HSBC Global Custody Nominees (UK) Ltd a/c 823721	SJP RF83	24,444	0.008%
HSBC Global Custody Nominees (UK) Ltd a/c 823733	SJP RF92	22,222	0.007%
HSBC Global Custody Nominees (UK) Ltd a/c 872859	SJP RF32	604,000	0.195%
HSBC Global Custody Nominees (UK) Ltd a/c 872860	SJP RF42	377,000	0.122%
HSDL Nominees Limited	N/A	3	0.000%
Morgan Nominees Ltd	HPFO	7,344	0.002%
Morgan Nominees Ltd	HXPEN	9,588	0.003%
Morgan Nominees Ltd	HPBA	9,627	0.003%
Morgan Nominees Ltd	HLBA	53,705	0.017%
Morgan Nominees Ltd	HXLFE	87,586	0.028%
Morgan Nominees Ltd	HLFO	156,360	0.051%

Aggregate Holding of HBOS Group		9,296,668	3.006%

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Contact for queries: Tim Rayner      01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.